Exhibit 99.1

Contact:

MicroStrategy Incorporated

Shirish Jajodia

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces Separation of Chairman and CEO Roles and Second Quarter 2022 Financial Results;

Michael Saylor to Assume the Role of Executive Chairman and

Phong Le to Serve as Chief Executive Officer

TYSONS CORNER, Va., August 2, 2022 - MicroStrategy® Incorporated (Nasdaq: MSTR) (“MicroStrategy” or the “Company”), the largest independent publicly-traded business intelligence company, announced today that, as of August 8, 2022, Michael Saylor will assume the new role of Executive Chairman and Phong Le, the Company’s President, will also serve as the Company’s new Chief Executive Officer and as a member of the Board of Directors. Mr. Saylor will remain the Chairman of the Board of Directors and an executive officer of the Company.

Michael Saylor has served as Chief Executive Officer and Chairman of the Board since founding MicroStrategy in 1989 and taking it public in 1998. Under Mr. Saylor’s leadership, MicroStrategy has become a global leader in business intelligence, serving the largest most respected enterprises and government organizations in the world. It has also been a technology pioneer in the fields of relational, web, mobile, and cloud analytics. More recently, MicroStrategy became the first publicly traded company to adopt bitcoin, a revolutionary financial technology, as its primary treasury reserve asset. As Executive Chairman, Mr. Saylor will focus primarily on innovation and long-term corporate strategy, while continuing to provide oversight of the Company’s bitcoin acquisition strategy as head of the Board’s Investments Committee.

“I believe that splitting the roles of Chairman and CEO will enable us to better pursue our two corporate strategies of acquiring and holding bitcoin and growing our enterprise analytics software business. As Executive Chairman I will be able to focus more on our bitcoin acquisition strategy and related bitcoin advocacy initiatives, while Phong will be empowered as CEO to manage overall corporate operations,” said Mr. Saylor.

Phong Le has served as President since July 2020 and has also served in various other senior executive positions since joining MicroStrategy in 2015, including Chief Financial Officer and Chief Operating Officer. Mr. Le has successfully managed the operations of the Company, delivering one of the best operational and financial years in the history of the Company’s software business in 2021. He has successfully led the transition of the software business to the cloud, driven growth in enterprise and embedded analytics, and led the implementation of the Company’s pioneering bitcoin acquisition strategy. Mr. Le has a passion for engaging with customers and employees, and has built a high-performing, experienced, and stable leadership team. As President & Chief Executive Officer, Mr. Le will lead the day- to-day execution of the Company’ corporate strategies and manage all business operations.

“I’m honored and excited to continue leading this truly innovative organization, as President & CEO. Our people and our brand carry incredible momentum. I would like to reinforce our commitment to our customers, shareholders, partners and employees, and I look forward to leading the organization for the long-term health and growth of our enterprise software and bitcoin acquisition strategies,” said Mr. Le.

The Company also announced today financial results for the second quarter of its fiscal year 2022, or the three month period ended June 30, 2022.

“We continue to see the durability of our enterprise analytics business and the attractiveness of our cloud platform in our results this past quarter. With total revenue growth on a constant currency basis, and 36% year-over-year growth in subscription services revenues, our business remains resilient even in light of the continuing macroeconomic uncertainties,” said Mr. Le.

Second Quarter 2022 Financial Highlights

•

Revenues: Total revenues for the second quarter of 2022 were $122.1 million, a 2.6% decrease, or a 1.7% increase on a non-GAAP constant currency basis, compared to the second quarter of 2021. Product licenses and subscription services revenues for the second quarter of 2022 were $34.1 million, a 5.1% increase, or an 8.4% increase on a non-GAAP constant currency basis, compared to the second quarter of 2021. Product support revenues for the second quarter of 2022 were $66.5 million, a 6.3% decrease, or a 2.1% decrease on a non-GAAP constant currency basis, compared to the second quarter of 2021. Other services revenues for the second quarter of 2022 were $21.4 million, a 1.9% decrease, or a 4.3% increase on a non-GAAP constant currency basis, compared to the second quarter of 2021.

•

Gross Profit: Gross profit for the second quarter of 2022 was $96.9 million, representing a 79.4% gross margin, compared to a gross profit of $102.3 million, representing a gross margin of 81.6%, for the second quarter of 2021.

•

Operating Expenses: Operating expenses for the second quarter of 2022 were $1.015 billion, a 96.5% increase compared to the second quarter of 2021. Operating expenses include impairment losses on MicroStrategy’s digital assets, which were $917.8 million during the second quarter of 2022, compared to $424.8 million in the second quarter of 2021.

•

Loss from Operations and Net Loss: Loss from operations for the second quarter of 2022 was $918.1 million, compared to $414.2 million for the second quarter of 2021. Net loss for the second quarter of 2022 was $1.062 billion, or $94.01 per share on a diluted basis, as compared to $299.3 million, or $30.71 per share on a diluted basis, for the second quarter of 2021. Digital asset impairment charges of $917.8 million and $424.8 million for the second quarter of 2022 and 2021, respectively, were reflected in these amounts.

•	Cash and Cash Equivalents: As of June 30, 2022, MicroStrategy had cash and cash equivalents of $69.4 million, as compared to $63.4 million as of December 31, 2021, an increase of $6.0 million.
•

Digital Assets: As of June 30, 2022, the carrying value of MicroStrategy’s digital assets (comprised of approximately 129,699 bitcoins) was $1.988 billion, which reflects cumulative impairment losses of $1.989 billion since acquisition and an average carrying amount per bitcoin of approximately $15,326. As of June 30, 2022, the original cost basis and market value of MicroStrategy’s bitcoin were $3.977 billion and $2.451 billion, respectively, which reflects an average cost per bitcoin of approximately $30,664 and a market price per bitcoin of $18,895.02, respectively. Additional information on MicroStrategy’s digital asset holdings is included in the “Digital Assets – Additional Information” tables at the end of this press release.

The tables provided at the end of this press release include a reconciliation of the most directly comparable financial measures prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) to non-GAAP financial measures for the three and six months ended June 30, 2022 and 2021. An explanation of non-GAAP financial measures is also included under the heading “Non-GAAP Financial Measures” below. Additional non-GAAP financial measures are included in MicroStrategy’s “Q2 2022 Earnings Presentation,” which will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations.

Non-GAAP Financial Measures

MicroStrategy is providing supplemental financial measures for (i) non-GAAP loss from operations that excludes the impact of share-based compensation expense, (ii) non-GAAP net loss and non-GAAP diluted loss per share that exclude the impacts of share-based compensation expense, interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s long-term debt, and related income tax effects, and (iii) non-GAAP constant currency revenues that exclude foreign currency exchange rate fluctuations. These supplemental financial measures are not measurements of financial performance under GAAP and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate business performance and to help make operating decisions.

MicroStrategy believes that these non-GAAP financial measures are also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis. The first supplemental financial measure excludes a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance, and for which the accounting requires management judgment and the resulting share-based compensation expense could vary significantly in comparison to other companies. The second set of supplemental financial measures excludes the impacts of (i) share-based compensation expense, (ii) non-cash interest expense arising from the amortization of debt issuance costs related to MicroStrategy’s long-term debt, and (iii) related income tax effects. The third set of supplemental financial measures excludes changes resulting from fluctuations in foreign currency exchange rates so that results may be compared to the same period in the prior year on a non-GAAP constant currency basis. MicroStrategy believes the use of these non-GAAP financial measures can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

Conference Call

MicroStrategy will be discussing its second quarter 2022 financial results on a live Video Webinar today beginning at approximately 5:00 p.m. ET. The live Video Webinar and accompanying presentation materials will be available under the “Events and Presentations” section of MicroStrategy’s investor relations website at https://www.microstrategy.com/en/investor-relations. Log-in instructions will be available after registering for the event. An archived replay of the event will be available beginning approximately two hours after the call concludes.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is the largest independent publicly-traded analytics and business intelligence company. The MicroStrategy analytics platform is consistently rated as the best in enterprise analytics and is used by many of the world’s most admired brands in the Fortune Global 500. We pursue two corporate strategies: (1) grow our enterprise analytics software business to promote our vision of Intelligence Everywhere and (2) acquire and hold bitcoin, which we view as a dependable store of value supported by a robust, public, open-source architecture untethered to sovereign monetary policy. For more information about MicroStrategy, visit www.microstrategy.com.

MicroStrategy, Intelligent Enterprise, and MicroStrategy Library are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect,” “will,” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: fluctuations in the market price of bitcoin and any associated impairment charges that the Company may incur as a result of a decrease in the market price of bitcoin below the value at which the Company’s bitcoins are carried on its balance sheet; gains or losses on any sales of bitcoins; changes in the accounting treatment relating to the Company’s bitcoin holdings; changes in securities laws or other laws or regulations, or the adoption of new laws or regulations, relating to bitcoin that adversely affect the price of bitcoin or the Company’s ability to transact in or own bitcoin; a decrease in liquidity in the markets in which bitcoin is traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud or other circumstances or events that result in the loss of the Company’s bitcoins; the level and terms of the Company’s substantial indebtedness and its ability to service such debt; the extent and timing of market acceptance of the Company’s new product offerings; continued acceptance of the Company’s other products in the marketplace; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; customers shifting from a product license model to a cloud subscription model, which may delay the Company’s ability to recognize revenue; fluctuations in tax benefits or provisions; impacts of the COVID-19 pandemic; competitive factors; general economic conditions; currency fluctuations; and other risks detailed in MicroStrategy’s registration statements and periodic reports filed with the Securities and Exchange Commission (“SEC”). The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses	$20,129	$22,151	$36,642	$43,431
Subscription services	14,017	10,342	26,862	20,368
Total product licenses and subscription services	34,146	32,493	63,504	63,799
Product support	66,521	71,027	133,672	141,676
Other services	21,406	21,831	44,174	42,778
Total revenues	122,073	125,351	241,350	248,253

Cost of revenues
Product licenses	431	419	908	907
Subscription services	5,498	3,810	10,908	7,438
Total product licenses and subscription services	5,929	4,229	11,816	8,345
Product support	5,127	4,862	10,318	9,674
Other services	14,148	13,947	28,747	27,568
Total cost of revenues	25,204	23,038	50,881	45,587

Gross profit	96,869	102,313	190,469	202,666

Operating expenses
Sales and marketing	36,862	40,321	70,102	78,519
Research and development	31,790	28,548	65,313	58,031
General and administrative	28,502	22,917	55,208	44,646
Digital asset impairment losses	917,838	424,774	1,087,929	618,869
Total operating expenses	1,014,992	516,560	1,278,552	800,065

Loss from operations	(918,123)	(414,247)	(1,088,083)	(597,399)
Interest expense, net	(13,187)	(4,401)	(24,226)	(6,797)
Other income (expense), net	5,120	(897)	7,345	367
Loss before income taxes	(926,190)	(419,545)	(1,104,964)	(603,829)
Provision for (benefit from) income taxes	136,108	(120,198)	88,085	(194,462)
Net loss	$(1,062,298)	$(299,347)	$(1,193,049)	$(409,367)

Basic loss per share (1):	$(94.01)	$(30.71)	$(105.64)	$(42.22)
Weighted average shares outstanding used in computing basic loss per share	11,300	9,746	11,294	9,697

Diluted loss per share (1):	$(94.01)	$(30.71)	$(105.64)	$(42.22)
Weighted average shares outstanding used in computing diluted loss per share	11,300	9,746	11,294	9,697

(1)	Basic and fully diluted loss per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	June 30,	December 31,
	2022	2021*
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$69,386	$63,356
Restricted cash	6,155	1,078
Accounts receivable, net	118,645	189,280
Prepaid expenses and other current assets	25,496	14,251
Total current assets	219,682	267,965

Digital assets	1,987,781	2,850,210
Property and equipment, net	34,580	36,587
Right-of-use assets	65,169	66,760
Deposits and other assets	17,786	15,820
Deferred tax assets, net	243,367	319,782
Total Assets	$2,568,365	$3,557,124

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable, accrued expenses, and operating lease liabilities	$35,960	$46,084
Accrued compensation and employee benefits	47,773	54,548
Accrued interest	2,269	1,493
Deferred revenue and advance payments	188,098	209,860
Total current liabilities	274,100	311,985

Long-term debt, net	2,374,863	2,155,151
Deferred revenue and advance payments	8,497	8,089
Operating lease liabilities	72,162	76,608
Other long-term liabilities	25,706	26,224
Deferred tax liabilities	105	109
Total liabilities	2,755,433	2,578,166

Stockholders’ (Deficit) Equity
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 18,021 shares issued and 9,337 shares outstanding, and 18,006 shares issued and 9,322 shares outstanding, respectively	18	18
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 1,964 shares issued and outstanding, and 1,964 shares issued and outstanding, respectively	2	2
Additional paid-in capital	1,760,288	1,727,143
Treasury stock, at cost; 8,684 shares	(782,104)	(782,104)
Accumulated other comprehensive loss	(13,665)	(7,543)
(Accumulated deficit) retained earnings	(1,151,607)	41,442
Total Stockholders’ (Deficit) Equity	(187,068)	978,958
Total Liabilities and Stockholders’ (Deficit) Equity	$2,568,365	$3,557,124

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended
	June 30,
	2022	2021
	(unaudited)	(unaudited)
Operating activities:
Net loss	$(1,193,049)	$(409,367)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,767	5,997
Reduction in carrying amount of right-of-use assets	3,990	4,204
Credit losses and sales allowances	606	365
Deferred taxes	76,109	(197,383)
Share-based compensation expense	29,688	18,807
Digital asset impairment losses	1,087,929	618,869
Amortization of issuance costs on long-term debt	4,297	2,977
Changes in operating assets and liabilities:
Accounts receivable	9,281	11,197
Prepaid expenses and other current assets	(7,077)	(4,080)
Deposits and other assets	(6,578)	(1,071)
Accounts payable and accrued expenses	(10,216)	(8,940)
Accrued compensation and employee benefits	(9,802)	1,368
Accrued interest	776	1,307
Deferred revenue and advance payments	36,945	37,825
Operating lease liabilities	(4,835)	(5,147)
Other long-term liabilities	32	(253)
Net cash provided by operating activities	22,863	76,675

Investing activities:
Purchases of digital assets	(225,500)	(1,615,606)
Purchases of property and equipment	(1,519)	(1,342)
Net cash used in investing activities	(227,019)	(1,616,948)

Financing activities:
Proceeds from convertible senior notes	0	1,050,000
Issuance costs paid for convertible senior notes	0	(24,742)
Proceeds from senior secured notes	0	500,000
Issuance costs paid for senior secured notes	0	(11,269)
Proceeds from secured term loan, net of lender fees	204,693	0
Issuance costs paid for secured term loan, excluding lender fees	(107)	0
Proceeds from other long-term secured debt	11,100	0
Issuance costs paid for other long-term secured debt	(174)	0
Proceeds from exercise of stock options	711	24,098
Proceeds from sales under employee stock purchase plan	2,805	0
Payment of withholding tax on vesting of restricted stock units	(541)	0
Net cash provided by financing activities	218,487	1,538,087

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(3,224)	(969)
Net increase (decrease) in cash, cash equivalents, and restricted cash	11,107	(3,155)
Cash, cash equivalents, and restricted cash, beginning of period	64,434	60,759
Cash, cash equivalents, and restricted cash, end of period	$75,541	$57,604

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$20,129	$22,151	$36,642	$43,431
Subscription services	14,017	10,342	26,862	20,368
Total product licenses and subscription services	34,146	32,493	63,504	63,799
Product support	66,521	71,027	133,672	141,676
Other services:
Consulting	20,273	20,622	41,708	40,333
Education	1,133	1,209	2,466	2,445
Total other services	21,406	21,831	44,174	42,778
Total revenues	122,073	125,351	241,350	248,253

Cost of revenues
Product licenses and subscription services:
Product licenses	431	419	908	907
Subscription services	5,498	3,810	10,908	7,438
Total product licenses and subscription services	5,929	4,229	11,816	8,345
Product support	5,127	4,862	10,318	9,674
Other services:
Consulting	12,837	12,438	26,137	24,770
Education	1,311	1,509	2,610	2,798
Total other services	14,148	13,947	28,747	27,568
Total cost of revenues	25,204	23,038	50,881	45,587

Gross profit	$96,869	$102,313	$190,469	$202,666

MICROSTRATEGY INCORPORATED

DIGITAL ASSETS – ADDITIONAL INFORMATION

ROLLFORWARD OF BITCOIN HOLDINGS

(unaudited)

	Source of Capital Used to Purchase Bitcoin	Digital Asset Original Cost Basis (in thousands)	Digital Asset Impairment Losses (in thousands)	Digital Asset Carrying Value (in thousands)	Approximate Number of Bitcoins Held *	Approximate Average Purchase Price Per Bitcoin
Balance at December 31, 2020		$1,125,000	$(70,698)	$1,054,302	70,469	$15,964
Digital asset purchases	(a)	1,086,375		1,086,375	20,857	52,087
Digital asset impairment losses			(194,095)	(194,095)
Balance at March 31, 2021		$2,211,375	$(264,793)	$1,946,582	91,326	$24,214
Digital asset purchases	(b)	529,231		529,231	13,759	38,464
Digital asset impairment losses			(424,774)	(424,774)
Balance at June 30, 2021		$2,740,606	$(689,567)	$2,051,039	105,085	$26,080
Digital asset purchases	(c)	419,865		419,865	8,957	46,876
Digital asset impairment losses			(65,165)	(65,165)
Balance at September 30, 2021		$3,160,471	$(754,732)	$2,405,739	114,042	$27,713
Digital asset purchases	(d)	591,058		591,058	10,349	57,113
Digital asset impairment losses			(146,587)	(146,587)
Balance at December 31, 2021		$3,751,529	$(901,319)	$2,850,210	124,391	$30,159
Digital asset purchases	(e)	215,500		215,500	4,827	44,645
Digital asset impairment losses			(170,091)	(170,091)
Balance at March 31, 2022		$3,967,029	$(1,071,410)	$2,895,619	129,218	$30,700
Digital asset purchases	(f)	10,000		10,000	481	20,790
Digital asset impairment losses			(917,838)	(917,838)
Balance at June 30, 2022		$3,977,029	$(1,989,248)	$1,987,781	129,699	$30,664

*MicroStrategy owns and has purchased bitcoins both directly and indirectly through its wholly-owned subsidiary, MacroStrategy.  References to MicroStrategy below refer to MicroStrategy and its subsidiaries on a consolidated basis.

(a)

In the first quarter of 2021, MicroStrategy purchased bitcoin using $1.026 billion in net proceeds from its issuance of its 0% Convertible Senior Notes due 2027 (the “2027 Convertible Notes” and, together with the 0.750% Convertible Senior Notes due 2025, the “Convertible Notes”) and excess cash.

(b)	In the second quarter of 2021, MicroStrategy purchased bitcoin using $487.2 million in net proceeds from its issuance of its 6.125% Senior Secured Notes due 2028 and excess cash.
(c)

In the third quarter of 2021, MicroStrategy purchased bitcoin using $399.5 million in net proceeds from its sale of 555,179 shares of class A common stock offered under an Open Market Sale Agreement (the “Open Market Sale Agreement”) with Jefferies LLC, as agent, and excess cash.

(d)

In the fourth quarter of 2021, MicroStrategy purchased bitcoin using $591.0 million in net proceeds from its sale of 858,588 shares of class A common stock offered under the Open Market Sale Agreement and excess cash.

(e)	In the first quarter of 2022, MicroStrategy purchased bitcoin using $190.5 million of the net proceeds from the issuance of the 2025 Secured Term Loan and excess cash.
(f)	In the second quarter of 2022, MicroStrategy purchased bitcoin using excess cash.

MICROSTRATEGY INCORPORATED

DIGITAL ASSETS – ADDITIONAL INFORMATION

MARKET VALUE OF BITCOIN HOLDINGS

(unaudited)

	Approximate Number of Bitcoins Held at End of Quarter *	Lowest Market Price Per Bitcoin During Quarter (a)	Market Value of Bitcoin Held at End of Quarter Using Lowest Market Price (in thousands) (b)	Highest Market Price Per Bitcoin During Quarter (c)	Market Value of Bitcoin Held at End of Quarter Using Highest Market Price (in thousands) (d)	Market Price Per Bitcoin at End of Quarter (e)	Market Value of Bitcoin Held at End of Quarter Using Ending Market Price (in thousands) (f)
December 31, 2020	70,469	$10,363.76	$730,324	$29,321.90	$2,066,285	$29,181.00	$2,056,356
March 31, 2021	91,326	$27,678.00	$2,527,721	$61,788.45	$5,642,892	$58,601.28	$5,351,820
June 30, 2021	105,085	$28,800.00	$3,026,448	$64,899.00	$6,819,911	$34,763.47	$3,653,119
September 30, 2021	114,042	$29,301.56	$3,341,609	$52,944.96	$6,037,949	$43,534.56	$4,964,768
December 31, 2021	124,391	$42,333.00	$5,265,844	$69,000.00	$8,582,979	$45,879.97	$5,707,055
March 31, 2022	129,218	$32,933.33	$4,255,579	$48,240.00	$6,233,476	$45,602.79	$5,892,701
June 30, 2022	129,699	$17,567.45	$2,278,481	$47,469.40	$6,156,734	$18,895.02	$2,450,665

*MicroStrategy owns and has purchased bitcoins both directly and indirectly through its wholly-owned subsidiary, MacroStrategy.  References to MicroStrategy below refer to MicroStrategy and its subsidiaries on a consolidated basis.

(a)

The "Lowest Market Price Per Bitcoin During Quarter" represents the lowest market price for one bitcoin reported on the Coinbase exchange during the respective quarter, without regard to when MicroStrategy purchased any of its bitcoin.

(b)

The "Market Value of Bitcoin Held at End of Quarter Using Lowest Market Price" represents a mathematical calculation consisting of the lowest market price for one bitcoin reported on the Coinbase exchange during the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.

(c)

The "Highest Market Price Per Bitcoin During Quarter" represents the highest market price for one bitcoin reported on the Coinbase exchange during the respective quarter, without regard to when MicroStrategy purchased any of its bitcoin.

(d)

The "Market Value of Bitcoin Held at End of Quarter Using Highest Market Price" represents a mathematical calculation consisting of the highest market price for one bitcoin reported on the Coinbase exchange during the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.

(e)	The "Market Price Per Bitcoin at End of Quarter" represents the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective quarter.
(f)

The "Market Value of Bitcoin Held at End of Quarter Using Ending Market Price" represents a mathematical calculation consisting of the market price of one bitcoin on the Coinbase exchange at 4:00 p.m. Eastern Time on the last day of the respective quarter multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period.

The amounts reported as “Market Value” in the above table represent only a mathematical calculation consisting of the price for one bitcoin reported on the Coinbase exchange (MicroStrategy’s principal market for bitcoin) in each scenario defined above multiplied by the number of bitcoins held by MicroStrategy at the end of the applicable period. The SEC has previously stated that there has not been a demonstration that (i) bitcoin and bitcoin markets are inherently resistant to manipulation or that the spot price of bitcoin may not be subject to fraud and manipulation; and (ii) adequate surveillance-sharing agreements with bitcoin-related markets are in place, as bitcoin-related markets are either not significant, not regulated, or both. Accordingly, the Market Value amounts reported above may not accurately represent fair market value, and the actual fair market value of MicroStrategy’s bitcoin may be different from such amounts and such deviation may be material. Moreover, (i) the bitcoin market historically has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, and various other risks that are, or may be, inherent in its entirely electronic, virtual form and decentralized network and (ii) MicroStrategy may not be able to sell its bitcoins at the Market Value amounts indicated above, at the market price as reported on the Coinbase exchange (its principal market) on the date of sale, or at all.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

LOSS FROM OPERATIONS

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP loss from operations:
Loss from operations	$(918,123)	$(414,247)	$(1,088,083)	$(597,399)
Share-based compensation expense	15,294	11,096	29,688	18,807
Non-GAAP loss from operations	$(902,829)	$(403,151)	$(1,058,395)	$(578,592)

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

NET LOSS AND DILUTED LOSS PER SHARE

(in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP net loss:
Net loss	$(1,062,298)	$(299,347)	$(1,193,049)	$(409,367)
Share-based compensation expense	15,294	11,096	29,688	18,807
Interest expense arising from amortization of debt issuance costs	2,168	1,805	4,297	2,977
Income tax effects (1)	(3,898)	(2,651)	(7,342)	(26,388)
Non-GAAP net loss	$(1,048,734)	$(289,097)	$(1,166,406)	$(413,971)

Reconciliation of non-GAAP diluted loss per share (2):
Diluted loss per share	$(94.01)	$(30.71)	$(105.64)	$(42.22)
Share-based compensation expense (per diluted share)	1.35	1.14	2.63	1.94
Interest expense arising from amortization of debt issuance costs (per diluted share)	0.19	0.19	0.38	0.31
Income tax effects (per diluted share)	(0.34)	(0.28)	(0.65)	(2.72)
Non-GAAP diluted loss per share	$(92.81)	$(29.66)	$(103.28)	$(42.69)

(1)Income tax effects reflect the net tax effects of share-based compensation expense, which includes tax benefits and expenses on exercises of stock options and vesting of share-settled restricted stock units, and interest expense for amortization of debt issuance costs.

(2)For reconciliation purposes, the non-GAAP diluted earnings (loss) per share calculations use the same weighted average shares outstanding as that used in the GAAP diluted earnings (loss) per share calculations for the same period. For example, in periods of GAAP net loss, otherwise dilutive potential shares of common stock from MicroStrategy’s share-based compensation arrangements and Convertible Notes are excluded from the GAAP diluted loss per share calculation as they would be antidilutive, and therefore are also excluded from the non-GAAP diluted earnings or loss per share calculation.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

CONSTANT CURRENCY

(in thousands)

	Three Months Ended
	June 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2022	2022	2022	2021	2022	2022
Revenues
Product licenses	$20,129	$(608)	$20,737	$22,151	-9.1%	-6.4%
Subscription services	14,017	(483)	14,500	10,342	35.5%	40.2%
Total product licenses and subscription services	34,146	(1,091)	35,237	32,493	5.1%	8.4%
Product support	66,521	(3,000)	69,521	71,027	-6.3%	-2.1%
Other services	21,406	(1,365)	22,771	21,831	-1.9%	4.3%
Total revenues	122,073	(5,456)	127,529	125,351	-2.6%	1.7%

	Six Months Ended
	June 30,
	(unaudited)
	GAAP	Foreign Currency Exchange Rate Impact (1)	Non-GAAP Constant Currency (2)	GAAP	GAAP % Change	Non-GAAP Constant Currency % Change (3)
	2022	2022	2022	2021	2022	2022
Revenues
Product licenses	$36,642	$(1,096)	$37,738	$43,431	-15.6%	-13.1%
Subscription services	26,862	(688)	27,550	20,368	31.9%	35.3%
Total product licenses and subscription services	63,504	(1,784)	65,288	63,799	-0.5%	2.3%
Product support	133,672	(4,699)	138,371	141,676	-5.6%	-2.3%
Other services	44,174	(2,167)	46,341	42,778	3.3%	8.3%
Total revenues	241,350	(8,650)	250,000	248,253	-2.8%	0.7%

(1)

The “Foreign Currency Exchange Rate Impact” reflects the estimated impact of fluctuations in foreign currency exchange rates on international revenues. It shows the increase (decrease) in international revenues from the same period in the prior year, based on comparisons to the prior year quarterly average foreign currency exchange rates. The term “international” refers to operations outside of the United States and Canada.

(2)	The “Non-GAAP Constant Currency” reflects the current period GAAP amount, less the Foreign Currency Exchange Rate Impact.

(3)	The “Non-GAAP Constant Currency % Change” reflects the percentage change between the current period Non-GAAP Constant Currency amount and the GAAP amount for the same period in the prior year.

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	June 30,	December 31,	June 30,
	2022	2021*	2021
	(unaudited)		(unaudited)
Current:
Deferred product licenses revenue	$754	$993	$544
Deferred subscription services revenue	40,295	35,589	25,916
Deferred product support revenue	143,524	166,477	150,963
Deferred other services revenue	3,525	6,801	5,395
Total current deferred revenue and advance payments	$188,098	$209,860	$182,818

Non-current:
Deferred product licenses revenue	$0	$68	$76
Deferred subscription services revenue	2,639	1,064	712
Deferred product support revenue	5,272	6,203	5,920
Deferred other services revenue	586	754	554
Total non-current deferred revenue and advance payments	$8,497	$8,089	$7,262

Total current and non-current:
Deferred product licenses revenue	$754	$1,061	$620
Deferred subscription services revenue	42,934	36,653	26,628
Deferred product support revenue	148,796	172,680	156,883
Deferred other services revenue	4,111	7,555	5,949
Total current and non-current deferred revenue and advance payments	$196,595	$217,949	$190,080

*	Derived from audited financial statements.